UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):   December 11, 2002

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5. OTHER EVENTS

On December 11, 2002, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated December 11, 2002	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                Registrant

Date: December 11, 2002   /s/ Mark T. Schwetschenau
                                   Mark T. Schwetschenau
                                   Vice President and Controller
                                   (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated December 11, 2002	E-1

Exhibit 99.1

NEWS RELEASE

Media Contact: Roy Wiley   630-753-2627
Investor Contact: Ramona Long   630-753-2406

DANIEL C. USTIAN ELECTED CHIEF EXECUTIVE OFFICER OF NAVISTAR;
JOHN R. HORNE WILL CONTINUE AS CHAIRMAN OF THE BOARD
Changes Effective With February Annual Meeting

WARRENVILLE, Ill, -- December 11, 2002 -- Navistar International Corporation, the nation's largest producer of trucks and mid-range diesel engines, today announced that the company's president and chief operating officer, Daniel C. Ustian, 52, has been elected chief executive officer, effective February 19, 2003, following the company's annual meeting.

Ustian will succeed John R. Horne, who will continue to serve as chairman of the board. Robert C. Lannert will continue to serve as vice chairman of the board of directors and chief financial officer. The role of chief operating officer will not be filled.

"I have worked with Dan for many years, and he is absolutely the right person to lead us into the future," Horne said. "His track record, including his role in the growth of our engine business and the development of stronger relationships with Ford Motor Company and other key customers and partners, convinces me that he will make the most of the company's many opportunities. With Dan, we couldn't be better positioned to finish what we've started: the transformation into a truly world-class company that will succeed regardless of future economic cycles."

Ustian joined the company in 1973 and has served in a number of manufacturing and financial positions in its agricultural, truck and engine groups. At International Truck and Engine Corporation, Navistar's operating company, Ustian was elected group vice president and general manager of the engine group in November 1990, president of the engine group in July 1999 and president and chief operating officer in April 2002.

Under Ustian's leadership, the company's engine operation experienced tremendous growth, introduced new product advances, and became the world's leading manufacturer of midrange commercial diesel engines in a range of 160 to 300 horsepower. It also developed industry-leading technologies, including the G2 fuel system, EVRT™ air management technology and Green Diesel Technology™ engines, and has modernized plants and added a new facility, all of which use state-of-the-art equipment and processes. In addition, the operation has expanded engine manufacturing into Brazil.

Exhibit 99.1

"Dan Ustian has distinguished himself as a capable leader throughout his career with the company," said Jerry Dempsey, chairman of the board's compensation and governance committee. "Navistar's board of directors has every confidence that Dan is the right person to build on the transformation the company has established during the past eight years."

John Horne joined Navistar International in 1966 as an engineer and became president in 1990 and CEO in March of 1995. Under his leadership, the company reinvigorated its International brand, built a strong corporate culture with its Climate for Performance initiative, and achieved important labor agreements with the United Auto Workers that improve its competitive position going forward. In addition, the company launched the most comprehensive new product development effort in 30 years, expanded truck manufacturing into Mexico, and achieved a joint venture with Ford, Blue Diamond Truck Company, that greatly expands manufacturing scale and new product development opportunities.

"Since 1995, the company has taken significant steps toward realizing its vision to be the best truck and engine company," said Ustian. "As a result, we have new levels of teamwork, productivity and opportunity. Our challenge today is to build on what we've accomplished, to grow the business and to achieve a truly world-class approach in everything we do."

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation, a leading producer of mid-range diesel engines, medium trucks, heavy trucks, severe service vehicles, and a provider of parts and service sold under the International ® brand. IC Corporation, a wholly owned subsidiary, produces school buses. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. International Truck and Engine has the broadest distribution network in the industry. Financing for customers and dealers is provided through a wholly owned subsidiary. Additional information can be found on the company's web site at www.nav-international.com.